Anheuser-Busch InBev nv/sa

Brouwerijplein 1

3000 Leuven

Belgium

T +32 16 27 61 11

F +32 16 50 61 11

www.ab-inbev.com

Mr. John Reynolds,

        Assistant Director,

                Securities and Exchange Commission,

                        Division of Corporation Finance,

                                 100 F Street, N.E.,

                                         Washington, D.C. 20549.

September 24, 2012

Re:	Anheuser-Busch InBev SA/NV Form 20-F for Fiscal Year Ended December 31,

2011 Filed April 13, 2012 File No. 001-34455

Dear Mr. Reynolds:

Thank you for your letter of September 11, 2012, setting forth the comments (the “Comments”) of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) on the Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (the “Form 20-F”), filed by Anheuser-Busch InBev SA/NV (the “Company”) on April 13, 2012. The Company has keyed its responses in this letter to the headings used in the Staff’s comment letter and has marked the responses with the letter “R” beside the comment number. The Comments are set forth in bold-face type.

*        *        *

Mr. John Reynolds

Risk Factors, page 3

“Information technology failures could disrupt our operations…” page 16

1.	We note your response to comment one in our letter dated August 17, 2012. Based on your response, it appears that you have experienced and expect to continue experiencing attempted breaches of your technology systems and networks. If true, please confirm that in your next annual report on Form 20-F you will simply state this fact in this risk factor so that investors are able to evaluate your cybersecurity risks in the appropriate context.

R:	The Company confirms that it will revise this risk factor in its next annual report on Form 20-F to state that, if true at the time of filing, the Company has experienced and expects to continue experiencing attempted breaches of its technology systems and networks.

*        *        *

Mr. John Reynolds

In connection with its responses to the Staff’s questions, the Company hereby acknowledges the following: the Company is responsible for the adequacy and accuracy of the disclosures in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Craig Katerberg of Anheuser-Busch InBev Services, LLC at (212) 573-6241 or George H. White of Sullivan & Cromwell LLP at +44 20 7959 8570 with any questions you may have.

Very truly yours,

/s/ Martim Della Valle
Martim Della Valle Legal Director, Global Compliance and Competition Anheuser-Busch InBev SA/NV

cc:	David Link

(Securities and Exchange Commission)

Felipe Dutra

Sabine Chalmers

(Anheuser-Busch InBev SA/NV)

Craig Katerberg

(Anheuser-Busch InBev Services, LLC)

George H. White

John Horsfield-Bradbury

Maha M. Hussain

(Sullivan & Cromwell LLP)